April 21, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (817) 785-1368</u>

Richard F. Gavino
Chief Financial Officer and Treasurer
Warrantech Corporation
2200 Highway 21
Suite 100
Bedford, TX 76021

Re: **Warrantech Corporation**
        Form 10-K for the year ended March 31, 2005
        Filed June 29, 2005
        File No. 0-13984

Dear Mr. Gavino:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Kristi Beshears
                        Staff Accountant